Exhibit 21.1

         DIGITAL COURIER TECHNOLOGIES, INC.

         Subsidiaries of the Registrant

         The Company has three wholly owned operating subsidiaries; namely, Access Services, Inc., SB.com, Inc. and WeatherLabs, Inc. Access Services, Inc. is a Georgia corporation. SB.com, Inc. is a Florida corporation. WeatherLabs, Inc is an Illinois corporation.